November 16, 2010

Matthew R. Diehl, President
Swingplane Ventures, Inc.
220 Summit Blvd.   #402
Broomfield, Colorado 80021

RE: **Swingplane Ventures, Inc.**
     Amendment No. 2 to Registration Statement on Form S-1
     Filed November 2, 2010
     File No. 333-168912

Dear Mr. Diehl:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue comment five from our letter dated September 17, 2010. We continue to note references to selling security holders throughout the registration statement. Please revise to remove the references to selling security holders, as this is an offering solely by the company.

Risk Factors

2. We partially reissue comment seven from our letter dated September 17, 2010. Please revise the second risk factor to clarify the amount and percent of time Mr. Diehl currently devotes to your business.

3. Please delete the last sentence of the first paragraph of risk factor 16. Even if the companies become current in their reporting obligations, a risk factor would still be required regarding the risks associated with the prior delinquencies of these companies. In addition, we note the reference to the plan to file a Form 15 for PaperFree. We are unable to locate such disclosure in the public reports of PaperFree. Please revise or advise. Lastly, please discuss the risks to the company of

the fact that the control person and sole member of management is affiliated with two delinquent reporting companies.

<u>Use of Proceeds, page 10</u>

4. We reissue comment 11 from our letter dated September 17, 2010. We continue to note the disclosure on page 22 that "any line item amounts not expended completely, as detailed in the Use of Proceeds, shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations….." The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are <u>discussed specifically</u> and the <u>alternatives</u> to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

<u>Description of Business, page 14</u>

5. We note the disclosure that you do not have an agreement with Ms. Dillon but that you expect to be able to contract with her upon successful completion of the offering. Please provide the basis for this disclosure. Discuss whether you have had any discussions or negotiations with Ms. Dillon.

6. We partially reissue comment 19 from our letter dated September 17, 2010. We continue to note the statement that Mr. Diehl has identified contractors "that have expressed an interest in working with him." However, the disclosed added only discusses one potential contractor. Please reconcile the disclosure. To the extent you add additional potential contractors clearly disclose whether there are any agreements in place and clearly state whether you have had any discussions or negotiations.

7. We reissue comment 15 from our letter dated September 17, 2010. Please avoid using statements that may appear promotional in nature. For example and without limitation, we note that "Swingplane Ventures <u>expects </u>to be represented in hundreds, or even thousands of golf courses" and that "joint advertising campaigns will be encouraged between Swingplane Ventures and larger distributors such as department stores. Please revise the disclosure throughout the prospectus to remove promotional disclosure, as appropriate.

8. Briefly identify XP Apparel, Inc.

<u>Distribution, page 15</u>

9. We note that you plan on distributing your products online. Please clarify how you plan to offer your products online and state whether you have a website.

Industry and Trend Analysis, page 16

10. We note the last sentence of paragraph one, "[A] copy of Sundale Research's State of the Industry report is included as an exhibit to the prospectus." Please revise your Exhibit Index to reflect this.   Please revise the disclosure in this section to state the date of this report. Also, we note the company's response 20 in its November 1, 2010 letter that "[I]t has been included as a supplement to this filing but the Company asks that the staff not distribute the report publicly…. Please treat the report with confidentiality."   Please note that upon filing the report as an exhibit to the registration statement, it has become publicly available and therefore confidential treatment is not available.

11. We partially reissue comment 21 from our letter dated September 17, 2010. Please provide a more detailed discussion of the competitive business conditions, and your competitive position in the industry, as required by Item 101(h)(4)(iv) of Regulation S-K. We note that there are many competitors that have had longer operating histories and greater financial resources.

12. Please provide the basis for the statement that "this is a very lucrative sector as the golf and fitness industry has experienced tremendous growth over the past 10 years with no apparent slowing in sight." The website article referred earlier in this section makes reference to a drop in golfers of three percent from 2007 to 2008.

13. We partially reissue comment 20 from our letter dated September 17, 2010. We note the reference to "The State of Retailing Online 2007," provided by Forrester Research. Please provide a citation to where such information is found and provide us supplementally with a copy of this report. In addition, we note the discussion regarding the projected sales for 2007. Since this is 2010, please explain why you were unable to provide actual sales amounts for that year.

14. Please revise or remove the statement that "Swingplane Ventures realizes that it will need to generate increased revenues to be able to compete in this medium." We note that you have had no revenues to date.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

15. We note your response to comment 25 of our letter dated September 17, 2010. Please further revise to remove the reference to a negative current ratio that is still included on page 21 of your Form S-1/A3.

Background of Executive Officers and Director, page 23

16. We reissue comment 26 from our letter dated September 17, 2010. Please provide
    more detailed disclosure of Mr. Diehl's other business activities. Provide the
    beginning and ending dates of employment for each employment position discussed
    and the position held.   We also note that TapSlide does not appear to have had
    operations to date. Please provide clear disclosure as to any businesses that have had
    no operations/revenues to date. Lastly, please identify the several privately held
    companies where you have served as an officer and director.

17. It is noted that Mr. Diehl was on the Board of Governors of the Metro Denver
    Economic Development Corp. representing Chase. Please expand the description to
    clarify exactly what Mr. Diehl did and also disclose the time period he was employed
    in that capacity.

Financial Statements for the Period from June 24, 2010 (Inception) through June 30, 2010,
page F-1

Financial Statement Updating

18. Please update your financial statements, as applicable, pursuant to Rule 8-08 of
    Regulation S-X.

Notes to Financial Statements, page F-7

19. We note in your response to comment 30 of our letter dated September 17, 2010 that
    you have amended to disclose the date through which you have evaluated subsequent
    events and stated whether that date is either the date the financial statements were
    issued or available to be issued. Please tell us where such disclosure is located in
    your filing or further revise to include these disclosures required by FASB ASC 855-
    10-50-1.

5. Stock Subscription and Related Party Transactions, page F-9

20. We note your disclosure that on June 24, 2010, the Company sold 10 million shares
    of its $0.001 common stock to an officer of the Company for a $10,000 stock
    subscription receivable. Please confirm to us that you received the $10,000 as of June
    30, 2010 and, if so, revise to remove your stock subscription receivable references
    here and on page II-2.

Matthew R. Diehl
Swingplane Ventures, Inc.
November 16, 2010
Page 5

Closing Comment

You may contact John Archfield, accountant, at (202) 551-3315 or Ryan Milne, accounting reviewer, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal examiner at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Clifford J. Hunt, Esq.
       (727) 471-0447